EXHIBIT 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Quarterly dividend

The Board of Marine Harvest ASA has resolved on 14 February 2017 to distribute a quarterly dividend of NOK 2.80 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded including dividend up until and including the 23 February 2017. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded ex dividend from and including 24 February 2017. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will have a Record Date on the 27 February 2017. The expected payment date is 1 March 2017.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record Date on 27 February 2017 and the expected payment date is 8 March 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.